UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: June 17, 2026

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Underwriting Agreement

On June 17, 2026, Legend Biotech Corporation (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Morgan Stanley Asia Limited, Jefferies LLC, and Citigroup Global Markets Inc., as representatives of the several underwriters named therein (the “Underwriters”), relating to the underwritten public offering (the “Offering”) of 7,700,000 American Depositary Shares (“ADSs”), representing 15,400,000 ordinary shares, at a price to the public of $29.35 per ADS. All of the ADSs are being offered by the Company. The Offering is expected to close on or about June 23, 2026, subject to the satisfaction of customary closing conditions. The Company has also granted the underwriters a 30-day option to purchase up to 1,155,000 additional ADSs at the public offering price, less the underwriting discounts and commissions. The net proceeds to the Company from the Offering are expected to be approximately $211.6 million, after deducting underwriting discounts and commissions and estimated offering expenses, assuming no exercise by the Underwriters of their option to purchase additional ADSs.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-278050), which was filed and automatically effective on March 19, 2024, as supplemented by a prospectus supplement dated June 17, 2026.

The Underwriting Agreement contains customary representations, warranties and covenants, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties. The foregoing is only a brief description of the terms of the Underwriting Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Form 6-K and incorporated by reference herein. The legal opinion of Maples and Calder (Hong Kong) LLP relating to the ordinary shares underlying the ADS offered in the Offering is filed as Exhibit 5.1 to this Form 6-K and incorporated by reference herein.

On June 17, 2026, the Company issued a press release announcing the pricing of the Offering. A copy of this press release is filed as Exhibit 99.1 to this Form 6-K.

The information contained in this Form 6-K, including Exhibits 1.1 and 5.1 hereto, but excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-278050 and 333-257625) and the Company’s Registration Statements on Form S-8 (Registration Nos. 333-283217 and 333-239478).

EXHIBIT LIST

Exhibit	Description

1.1	Underwriting Agreement

5.1	Opinion of Maples and Calder (Hong Kong) LLP

23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

99.1	Press Release dated June 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation

Date: June 22, 2026	By:	/s/ Ying Huang
Name: Ying Huang, Ph.D.
Title: Chief Executive Officer